Exhibit 4.2

01 July 2026

Dear Chan Kah Chun

This contract is with effect from 01 July 2026.

Your position as Chief Financial Officer (CFO) of Rectitude holdings Ltd. are set out upon the terms and conditions below.

TERMS OF EMPLOYMENT

THIS AGREEMENT is entered into by the Parties under the terms and conditions of employment (the “Employment”).

Parties

(1) Rectitude Holdings Ltd, a a registered company incorporated in Cayman Islands and having its registered address at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands (referred to as the “Employer” or the “Company”),

(2) Chan Kah Chun, residing at 11 Eunos Crescent #12-2739 Singapore 400011 (whose Singapore IC No. is S9384132H) (referred to as the “Employee”),

Collectively the “Parties” and each individually a “Party”.

1.	Commencement of Employment

The Employee’s employment commenced on 01 July 2026 and pay a monthly salary of S$6,500.00.

2.	Job Duties

Duties includes but no limited to:

2.1.	Work closely with the executive team to support strategy development and help enable its execution, playing a role in prioritizing and ensuring the company strategy can be funded. Develop a strong understanding of Group’s business model and industry to use this knowledge to provide an independent perspective and to constructively challenge the commercial and operations teams, ensuring that business decisions are grounded in solid financial criteria.

2.2	Lead the company to maintain readiness as a public company, including assessing current position, gathering data on gaps to listed readiness, ensuring alignment of all stakeholders, ensuring policies, and systems and processes are brought to the level required as a public company on a globally-recognized stock exchange.

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2.3.	Lead full-cycle development and management of the Group annual budget to support Group’s operating needs in service to clearly defined operating plans and goals.

2.4.	Oversee end-to-end monthly and year-end close, reporting and external audit procedures, including execution of precise and efficient closing procedures, preparation of close reporting that provides deep insight into variance drivers, and partnering with external audit partners; all in compliance with applicable regulatory frameworks, accounting requirements and internal policies.

2.5.	Lead structured planning and forecasting exercises including monthly and long-range forecasting to ensure that we accurately understand revenue trends, how resources are being deployed, and how the business is tracking relative to plans and goals.

2.6.	Ensure the company capital requirements are clearly understood through cash runway planning and optimization, optimization of company capital structure, and identify and communicate need to raise capital Lead group FP&A work, partnering closely with key stakeholders across the business to support optimal decision making and drive operational performance and efficiency.

2.7.	Drive a continuous process improvement program that leverages new tools, automation and best practices to improve the efficiency, velocity, accuracy and insightfulness of the team’s work.

2.8.	Execute and implement controls and policies to ensure adequate assessment and mitigation of risk, including credit, FX and liquidity risk, as well as compliance with applicable regulatory or other legal requirements.

2.9.	Cultivate and lead a high performing team that produces rich insights, plans, and forecasts with a high degree of clarity and accuracy.

3.	Employment

3.1.	During the Employee’s employment, the Employee:

3.1.1.	Shall at all times faithfully, industriously, and to the best of the employee’s skills, abilities and talents, perform all of the duties required of the Employee’s position;

3.1.2.	Shall comply with all of the Employer’s policies, procedures, rules and regulations, both written and oral, as are announced by the Employer from time to time when carrying out the Employee’s assignments, duties and responsibilities; and

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3.1.3.	Agrees and understands that the Employee’s assignments, duties and responsibilities and reporting arrangements be changed by the employer in its sole discretion without causing termination of this contract.

3.2	The employee is expected to carry himself or herself respectfully within and outside the work area.

4.	Working Days

4.1.	The Employee’s normal working hours shall be 8:30 a.m. to 6:00 p.m. on Monday to Friday, and 8:30 a.m. to 1:00 on Saturday.

4.2.	The Employee will be required to work additional times at no additional costs to the Company as are necessary to fulfill his responsibilities as the needs of the business may reasonably demand.

4.3.	The Employee will be required to attend all viewings and presentation appointments on weekends at no additional pay.

5.	Public Holidays

5.1.	The Employee will be entitled to all Singapore gazetted public holidays on full pay.

5.2.	If the Employee is required to work on a public holiday, the Employee will be entitled to compensatory leave (“Off in Lieu”) equivalent to the amount of time he/she had worked on that public holiday, subject to management approval.

6.	Annual Leave

6.1.	If the Employee has served for at least 3 monthe Employee will be entitled to 7 days of paid annual leave for every 12 months of continuous service.

6.1.1.	Such leave shall be taken at times convenient to the company.

6.1.2.	All leave applications must be submitted 14 days in advance.

6.2.	For each completed year of service, the number of days of annual leave will increase by 1 day but up to a maximum of 14 days annual leave.

6.3.	If the period of employment is more than 3 months but less than 12 continuous months of service, the annual leave entitlement will be in proportion to the number of completed months of service.

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6.4.	Any annual leave unconsumed at the end of a twelve (12) months period as agreed between Parties, or upon termination, will be forfeited and no payment in lieu will be paid to the Employee.

7.	Sick Leave

7.1.	The Employee has served for at least 3 months, the Employee will be entitled to paid sick leave as follows:

7.1.1.	fourteen (14) days for every twelve (12) months of continuous service if no hospitalization is necessary; or

7.1.2.	sixty (60) days for every twelve (12) months of continuous service if hospitalization is necessary.

7.2.	During the first three (3) months of Employment, the Employee will not be entitled to paid sick leave and any sick leave taken during the period will be considered as unpaid leave.

7.3.	The Employee is to notify the Employer of the sick leave as soon as practicable and in any case, within the same morning of the sick leave.

7.4.	The sick leave shall be certified by a government doctor or any other certified practitioner or medical officer.

8.	Medical Benefits

8.1.	The Employee shall be entitled to medical subsidy of $200.00 per year.

9.	Dental Benefits

9.1	The Employee shall be entitled to dental care subsidy of $100.00 per year.

9.2.	This subsidy is not applicable during the Probation Period.

10.	Compassionate leave

10.1.	Compassionate leave will be granted upon death of an immediate family member, i.e. spouse, parents and children, subject to two (2) days per occurrence.

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11.	Confidential Information

11.1.	In this contract, ‘Confidential Information’ means:

11.1.1.	Information relating to the business, management systems, finances, transactions and affairs of the Employer including price and cost information and statistics, discount structures, sales statistics, business plans and programme, potential business opportunities, expansion plans, marketing surveys and strategies, research and development projects, business forms, contractual negotiations, lists and details of customers/ prospective customers/clients/prospective clients and of suppliers and prospective suppliers and details regarding the remuneration of employees, their experience and other information relating to those employed or engaged by the Employer ;

11.1.2.	trade secrets (including, without limitation, formulae, computer programs, processes, methods, inventions, technical data, databases, know-how, training techniques, marketing data, operating procedures, policies and practices and designs) relating to the business of the Employer and/or any of its customers/clients, suppliers, agents or distributors;

11.1.3.	information relating to the business, finances, dealings, transactions and affairs of any supplier or customer/client or agent or distributor of the Employer and/or any related company;

11.1.4.	information in respect of which the Employer is bound by an obligation of confidentiality to a third party; and

11.1.5.	any information which is identified to the Employee by the Employer as being confidential or secret in nature or which ought reasonably to be regarded as confidential.

11.2.	Except in the proper performance of the Employee’s duties (or as required by law), the Employee will not, either during the period of employment or at any time after the termination of the employment, without the prior written approval of the Employer, use Confidential Information for the Employee’s own benefit or for the benefit of any other person, firm, company or organization (other than the Employer) or directly or indirectly disclose Confidential Information to any person (other than any person employed by the Employer whose province it is to have access to that Confidential Information).

11.3.	During the Employee’s employment, the Employee will:

11.3.1	the Employee’s best endeavors to prevent the unauthorized publication or disclosure by third parties of any Confidential Information; and

11.3.2.	not make (otherwise than for the benefit of the Employer) any notes, memorandum, records, tape recordings, computer programs, photographs, plans, drawings or any other form of record (whether electronic or paper) relating to any matter within the scope of the business of the Employer or concerning any of the dealings or affairs of the Employer.

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11.4.	On the termination of the Employee’s employment (or earlier if so requested), the Employee will return to the Employer all reports, manuals, files, disks, records, accounts, documents or other material relating to the Employer (whether or not containing Confidential Information), and any keys, swipe cards, laptops, mobile telephones or any other property of or relating to the Employer. The Employee agrees to delete any copies (whether electronic or paper) of any documents relating to the business of the Employer and not to retain any copies (in any format) of any such document.

12.	Non-Competition Restrictions

12.1.	The Employee shall not at any time during the Employment and in any case or for a period of twelve months from the date of termination of the Employment (the “Termination Date”), do or permit any of the following without the prior written consent of the Company, that is, either solely or jointly with or on behalf of any person directly or indirectly carry on or be engaged or interested in the business of tech start up (the “Business”) in Singapore and Malaysia directly or indirectly competing with the Company.

12.2.	In the event that this Agreement is terminated for whatever reason, the Employee shall not from the Termination Date to the falling twelve months thereafter:

12.2.1.	interfere with any business relationship between the Company and any other person; or

12.2.2.	cause or permit any person or company directly or indirectly under his control to do any of the forgoing acts or things;

Without the prior written consent of the Company.

12.3.	Employee shall not at any time during the Employment and in any case or for a period of twelve months from the Termination Date do or permit any of the following without the prior written consent of the Company:

12.3.1.	solicit the custom of any person in Singapore and Malaysia who is or has been at any time prior to the execution of this Agreement a client of the company for the purpose of offering to such client goods or services similar to or competing with those of the Business of the Company;

12.3.2.	solicit or entice away or endeavor to solicit or entice away any director or employee of the Company;

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12.3.3.	otherwise divert or attempt to divert from the Company any business whatsoever; or

12.3.4.	cause or permit any person or company directly or indirectly under his control to do any of the forgoing acts or things.

12.4.	The Company and the Employee recognize that the laws and public policies of Singapore and their interpretation may be uncertain as to the validity and enforceability of certain of the provisions contained in this Clause 13. It is the intention of the Company and the Employee that the provisions of this Clause 13 shall be enforced to the fullest extent permissible, and that the unenforceability (or the modification to conform with such laws or public policies) of any provision hereof shall not render unenforceable or impair the remainder of this Clause 13 or this Agreement. Accordingly if any provision of this Clause 13 is invalid or unenforceable, either in whole or in part, this Agreement shall be deemed to delete or modify as necessary, the offending provision and to alter the balance of this Clause 13 and this Agreement in order to render the same valid and enforceable to the fullest extent permissible as aforesaid. In the event that the provisions of this Clause 13 are found to exceed the maximum area, period of time or scope which a court of competent jurisdiction can or will enforce, said area, period of time and scope shall, for purposes of this Agreement, consist of the maximum area or period of time or scope which a court of competent jurisdiction can ans will enforce.

13.	Conflict of Interest

13.1.	Employee shall not at any time during the Employment with the Company either directly or indirectly (without prior consent from the Company) engage or interest himself, whether for reward or gratuitously, in any form of work of business or interest which conflicts with the interests of the Company.

13.2.	Employee shall inform the Company as soon as reasonably practicable in the event that he is in any situation which may result in a conflict of interests with the Company.

13.3.	The Employee’s employment and service to the Company is exclusive and he shall not, without written permission of the Company, be engaged in any outside business of or be employed in any capacity by any person, government department, statutory board, firm, company or organization other than the Company.

14.	Company’s Property

All documents, manuals, hardware and software provided for the Employee’s use by the Company, and any data or documents (including copies) produced, maintained or stored on the Company’s computer systems or other electronic equipment (including mobile phones), remain the property of the Company.

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15.	Intellectual Property

15.1.	The Employee shall give the Company full written details of all Inventions and of all works embodying Intellectual Property Rights made wholly or partially by him at any time during the course of the Appointment. The Employee acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in all such Inventions and works shall automatically, on creation, vest in the Company absolutely. To the extent that they do not vest automatically, the Employee holds them in trust for the Company. The Employee agrees promptly to execute all documents and do all acts as may, in the opinion of the Company, be necessary to give effect to this Clause 16.1

15.2.	The Employee hereby irrevocably waives all moral rights (and all similar rights in any jurisdiction) which he has or will have in any existing or future works referred to in Clause 16.1.

15.3.	The Employee irrevocably appoints the Company to be his attorney in his name and on his behalf to execute documents, use the Employee’s name and do all things which are necessary or desirable for the Company to obtain for itself or its nominee the full benefit of this clause. A certificate in writing, signed by any director or the secretary of the Company, that any instrument or act falls within the authority conferred by this Agreement shall be conclusive evidence that such is the case so far as any third party is concerned.

15.4.	The Employee agrees to take all steps necessary to protect the Intellectual Property and prevent any portion of it from entering the public domain or falling into the hands of others not obligated to maintain the secrecy of the Intellectual Property.

16.	Termination by Notice or Payment

16.1.	After confirmation, either Party may terminate the Employment with two (2) months notice.

16.2.	The Company reserves the right, whether the Employee resigns or is dismissed, to terminate the Employment forthwith and make a payment in lieu of notice.

16.3.	On Termination Date, the Employee must return all Company property which is in his possession. The Employee will be liable to reimburse the Company for any loss of or damage to such property, except for fair wear and tear. The amount of such loss or damage shall be deducted from his final salary in the limits provided by the applicable legislation.

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17.	Termination Without Notice

17.1	The Company may also terminate the Appointment with immediate effect without notice and with no liability to make any further payment to the Employee (other than in respect of amounts accrued due at the date of termination) if the Employee:

17.1.1.	is guilty of any gross misconduct affecting the business of the Company;

17.1.2.	is absent from work without the permission of the Company;

17.1.3.	commits any serious or repeated breach or non-observance of any of the provisions of this Agreement or refuses or neglects to comply with any reasonable and lawful directions of the Board;

17.1.4.	is in the reasonable opinion of the Board, negligent and incompetent in the performance of his duties; or

17.1.5.	commits any fraud or dishonesty or acts in any manner which in the opinion of the Company brings or is likely to bring the Company into disrepute or is materially adverse to the interests of the Company.

17.1.6.	The rights of the Company under Clause 18 are without prejudice to any other rights that it might have at law to terminate the Appointment or to accept any breach of this Agreement by the Employee as having brought the Agreement to an end. Any delay by the Company in exercising its rights to terminate shall not constitute a waiver thereof.

18.	Income Tax Clearance

18.1.	Employee shall be fully responsible for the discharge of all personal income tax and other liabilities and shall, prior to the cessation of the employment with the Company, ensure that such liabilities are fully and completely discharged.

18.2.	In the event of the cessation of the Employment, in accordance with the provisions of Section 68 of the Income Tax Act (Chapter 34), the Company will give written notice of the cessation of Employment to the comptroller of income tax (the “Comptroller”) and pending the issue of a directive by the Comptroller or the expiry of 30 days after the receipt by the Comptroller of aforesaid notice issued, payment of any sums as owing to the Employee will be withheld in in accordance with the provisions of that Section.

19.	Entire Agreement

19.1.	This Agreement constitutes the entire Agreement between the Parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

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19.2.	Each Party agrees that it shall have no remedies in respect of any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this Agreement. Each Party agrees that it shall have no claim for innocent or negligent misrepresentation based on any statement in this Agreement.

20.	Changes to Terms of Employment

The Company reserves the right to make reasonable changes to any terms of the Appointment. The Employee will be notified in writing of any change as soon as possible and in any event within one (1) month of the change.

21.	Notices

21.1.	All notices required or permitted by this Agreement shall be in writing and in the English language and shall be sent to the recipient at its address set out above, or as otherwise directed by the recipient by notice given in accordance with this clause.

21.2	Notices shall be delivered by hand or sent by registered post, courier or by facsimile. If delivered by hand or sent by courier, notice will be deemed given on the date of receipt, if sent by facsimile, on the date of transmission, and if sent by registered post, five (5) days after being posted.

22.	Contract (Rights of Third Parties) Act

The Contracts (Rights of Third Parties) Act, Chapter 53B shall not under any circumstances apply to this agreement and any person who is not a party to this agreement (whether or not such person shall be named, referred to, or otherwise identified, or shall form part of a class of persons so named, referred to, or identified, in this agreement) shall have no right whatsoever under the Contracts (Rights of Third Parties) Act, Chapter 53B to enforce this agreement or any of its terms.

23.	Severabiliy

The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by any court of competent jurisdiction, such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

24.	Expiration or Determination of Agreement

The expiration or determination of this Agreement howsoever arising shall not operate or affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

25.	Governing Law

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with Singapore law and the parties hereto irrevocably submit to the non-exclusive jurisdiction of the courts of Singapore.

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For and on behalf of the Employer:

/s/ Zhang Jian
Zhang Jian
Chief Executive Officer

Acceptance of Employment

I, Chan Kah Chun NRIC No. S9384132H have read and understood the terms and conditions as stated in the contract and accept the same without reservation.

Sign:	/s/ Chan Kah Chun

Date:	07/01/2026

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